UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 24, 2024

_____

In the Matter of

Mao Shi Jade Jewelry International Investment Ltd.
162 Warwick Way, Suite 903
London, England, SW1V 4JE

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-267835

_____

      Mao Shi Jade Jewelry International Investment Ltd. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

      Mao Shi Jade Jewelry International Investment Ltd. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

      In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 24, 2024.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief